Exhibit 99.1

51job, Inc. Announces Completion of Merger

SHANGHAI, May 6, 2022 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today the completion of the merger (the “Merger”) with Garnet Faith Limited, an exempted Company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), pursuant to the previously announced agreement and plan of merger, dated as of June 21, 2021, as amended by amendment No. 1 to agreement and plan of merger, dated as of March 1, 2022 (the “Merger Agreement”), between the Company and Merger Sub, and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”). In the Merger, Merger Sub merged with and into the Company, with the Company continuing as the surviving company. As a result of the Merger, the Company has become a privately held company and its ADSs will no longer be listed on the NASDAQ Global Select Market (the “NASDAQ”).

In accordance with the terms of the Merger Agreement and the Plan of Merger, which were approved by the Company’s shareholders at an extraordinary general meeting held on April 27, 2022, each common share, par value US$0.0001 per share, of the Company (each, a “Share”) issued, outstanding and not represented by American depositary shares of the Company (each, an “ADS,” representing one Share) immediately prior to the effective time of the Merger (the “Effective Time”), other than the Excluded Shares, the Continuing Shares and the Dissenting Shares (each as defined in the Merger Agreement), has been cancelled and ceased to exist, in exchange for the right to receive US$61.00 in cash per Share without interest, and each outstanding ADS, other than ADSs representing Excluded Shares and Continuing Shares, together with each Share represented by such ADSs, has been cancelled in exchange for the right to receive US$61.00 in cash per ADS without interest (the “Merger Consideration”).

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration (less an ADS cancellation fee of US$0.05 per ADS), without interest and net of any applicable withholding taxes, will be made to holders of ADSs as soon as practicable after JPMorgan Chase Bank, N.A., the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

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51job, Inc. Announces Completion of Merger
May 6, 2022

The Company also announced today that it requested that trading of its ADSs on the NASDAQ be suspended as of May 6, 2022. The Company requested that the NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NASDAQ and the section 12(b) deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations and terminate registration under 12(g) of the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC as promptly as practicable. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the Merger, Kroll, LLC, operating through its Duff & Phelps Opinions Practice, is serving as financial advisor to the committee of independent and disinterested directors established by the board of directors of the Company (the “Special Committee”); Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Special Committee; Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to the Company; Jun He Law Offices is serving as PRC legal counsel to the Company; and, Maples and Calder LLP is serving as Cayman Islands legal counsel to the Company.

Paul, Weiss, Rifkind, Wharton & Garrison LLP, Kirkland & Ellis LLP and Weil, Gotshal & Manges LLP are serving as international co-counsels to the investor consortium (the “Consortium”); Fangda Partners is serving as PRC legal counsel to the Consortium; and, Ogier and Harney Westwood & Riegels are serving as Cayman Islands legal counsels to the Consortium.

Sullivan & Cromwell LLP is serving as legal counsel to Recruit Holdings Co., Ltd., the Company’s largest shareholder (“Recruit”); Conyers Dill & Pearman LLP is serving as Cayman Islands legal counsel to Recruit; Haiwen & Partners is serving as PRC legal counsel to Recruit; and, JPMorgan Securities Japan Co., Ltd. is serving as financial advisor to Recruit.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

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51job, Inc. Announces Completion of Merger
May 6, 2022

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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